UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

CIM COMMERCIAL TRUST CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

125525105

(CUSIP Number)

David Thompson c/o CIM Group LLC

4700 Wilshire Boulevard

Los Angeles, California 90010

Telephone: (323) 860 - 4900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125525105

1.	Names of Reporting Persons Urban Partners II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 41,627,739

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,627,739

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,627,739

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.07%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 125525105

1.	Names of Reporting Persons Richard Ressler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 30,659(1)

	8.	Shared Voting Power 41,981,683 (1)

	9.	Sole Dispositive Power 30,659(1)

	10.	Shared Dispositive Power 41,981,683 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 42,012,342 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.95%

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 3 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Avraham Shemesh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,997,296 (2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,997,296 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,997,296 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.92%

14.	Type of Reporting Person (See Instructions) IN

(2) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 3 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons Shaul Kuba

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 41,997,296 (3)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 41,997,296 (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,997,296 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.92%

14.	Type of Reporting Person (See Instructions) IN

(3) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 3 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

CUSIP No. 125525105

1.	Names of Reporting Persons CIM Service Provider, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Person With	7.	Sole Voting Power 353,944(4)

	8.	Shared Voting Power 41,627,739 (4)

	9.	Sole Dispositive Power 353,944(4)

	10.	Shared Dispositive Power 41,627,739 (4)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,981,683 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 95.88%

14.	Type of Reporting Person (See Instructions) OO

(4) The Reporting Person disclaims beneficial ownership of the reported Common Shares except to the extent of his pecuniary interest therein, and the inclusion of such shares in this Amendment No. 3 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

Reference is made to the initial statement on Schedule 13D (the “Initial Statement”) filed with the Securities and Exchange Commission (the “SEC”) on March 11, 2014 by Urban Partners II, LLC, a Delaware limited liability company (“Urban II”), Richard Ressler, Avraham Shemesh, Shaul Kuba and CIM Service Provider, LLC, a Delaware limited liability company (“CIM Manager” and, collectively with the foregoing, the “Reporting Persons”) and relates to the common stock, par value $0.001 per share (the “Common Shares”) of CIM Commercial Trust Corporation, a Maryland real estate investment trust (formerly, PMC Commercial Trust) (the “Issuer”), as further amended by Amendment No. 1 dated September 19, 2016 (the “Amendment No. 1”) and Amendment No. 2. dated June 14, 2017 (the “Amendment No. 2” and, together with the Initial Statement and the Amendment No. 1, the “Schedule 13D Filing”). The address of the principal executive office of the Issuer is 17950 Preston Road, Suite 600, Dallas, Texas 75252.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) is being filed to reflect a change in the Reporting Persons’ percentage beneficial ownership of the Common Shares as a result of a repurchase of 14,090,909 Common Shares by the Issuer from Urban II on December 18, 2017 (the “Third Share Repurchase”). The information set forth in this Amendment No. 3 regarding percentage beneficial ownership is as of the date hereof and assumes there are 43,784,939 Common Shares outstanding by subtracting the number of Common Shares repurchased in the Third Share Repurchase (14,090,909 Common Shares) from the number of Common Shares outstanding as reported on the Issuer’s Prospectus relating to its Registration Statement on Form S-11 as filed with the SEC on November 16, 2017 (57,875,848 Common Shares).

Except as otherwise described herein, the information contained in the Schedule 13D Filing remains in effect. Capitalized terms used but not defined in this Amendment No. 3 shall have the respective meanings set forth with respect thereto in the Schedule 13D Filing.

Item 5.         Interest in Securities of the Issuer

Items 5(a) and (b) of the Schedule 13D Filing are hereby amended and restated in their entirety as follows:

(a) Urban II directly owns 41,627,739 Common Shares, which represent approximately 95.07% of the outstanding Common Shares.

Mr. Ressler may be deemed to beneficially own 42,012,342 Common Shares, or approximately 95.95% of the outstanding Common Shares. Mr. Shemesh may be deemed to beneficially own 41,997,296 Common Shares, or approximately 95.92% of the outstanding Common Shares. Mr. Kuba may be deemed to beneficially own 41,997,296 Common Shares, or approximately 95.92% of the outstanding Common Shares. CIM Manager may be deemed to beneficially own 41,981,683 Common Shares, or approximately 95.88% of the outstanding Common Shares.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 41,627,739 Common Shares held by Urban II by virtue of their positions with CIM Group, LLC, the sole equity member of CIM Manager and the sole manager of CIM Urban Partners GP, LLC, which is the sole managing member of Urban II.

Messrs. Ressler, Shemesh and Kuba may be deemed to indirectly beneficially own the 353,944 Common Shares through the holdings of CIM Manager. Mr. Ressler directly owns 30,659 Common Shares. Mr. Shemesh is the indirect beneficial owner of 15,613 Common Shares through the holdings of The Shemesh Family Trust by virtue of being the grantor of The Shemesh Family Trust. Mr. Kuba is the indirect beneficial owner of 15,613 Common Shares through the holdings of The Kuba Family Trust by virtue of being the grantor of The Kuba Family Trust. CIM Manager directly owns 353,944 Common Shares. CIM Manager may be deemed to indirectly beneficially own the 41,627,739 Common Shares held by Urban II by virtue of being a member of a group with Urban II and Messrs. Ressler, Shemesh and Kuba. Each of the Reporting Persons disclaims beneficial ownership of the reported Common Shares except to the extent of his or its pecuniary interest therein, and the inclusion of such shares in this Amendment No. 3 shall not be deemed an admission of beneficial ownership of all of the reported shares for any purpose.

The percentage of Common Shares outstanding reported as beneficially owned by each person herein on the date hereof assumes there are 43,784,939 Common Shares outstanding by subtracting the number of Common Shares repurchased in the Third Share Repurchase (14,090,909 Common Shares) from the number of Common Shares outstanding as reported on the Issuer’s Prospectus relating to its Registration Statement on Form S-11 as filed with the SEC on November 16, 2017 (57,875,848 Common Shares).

(b) Urban II has the sole power to vote and dispose of 41,627,739 Common Shares. Mr. Ressler has the sole power to vote and dispose of 30,659 Common Shares and the shared power to vote and dispose of 41,981,683 Common Shares. Messrs. Shemesh and Kuba each have the shared power to vote and dispose of 41,997,296 Common Shares. CIM Manager has the sole power to vote and dispose of 353,944 Common Shares and the shared power to vote and dispose of 41,981,683 Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.  Date:  December 21, 2017

URBAN PARTNERS II, LLC, a Delaware limited liability company

By:	CIM Urban Partners GP, LLC, a California limited liability company, its general partner

	By:	/s/ David Thompson
	Name:	David Thompson
	Title:	Vice President and Chief Financial Officer

/s/ Richard Ressler
Richard Ressler

/s/ Avraham Shemesh
Avraham Shemesh

/s/ Shaul Kuba
Shaul Kuba

CIM SERVICE PROVIDER, LLC, a Delaware limited liability company

By:	/s/ David Thompson
Name:	David Thompson
Title:	Vice President and Chief Financial Officer